September 21, 2007

Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:         Cenveo, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
Form 10-K/A for Fiscal Year Ended December 31, 2006
Filed June 27, 2007
File No. 0-14948

Dear Mr. Kronforst:

Set forth below is the response by Cenveo, Inc. (the “Company”) to the Staff’s letter of comments dated August 30, 2007, relating to the above-referenced documents.  The Staff’s comment is repeated below and is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Operations, pages 17-19

1.
We note that you intend to make the disclosures required by Item 303(A)(3)(iii) as appropriate, but it is unclear to us how you are meeting the obligation to indicate the extent to which revenue changes are attributable to pricing versus volume.  In addition, pricing within your industry appears to be a key indicator used to evaluate your results and future prospects. Expand your assertion that you are unable to provide any quantification related to the impact of pricing on your results and tell us how you considered pricing as a key indicator in the context of Section III.B.1 of SEC Release 33-8350.

Company Response

The Company acknowledges that pricing within its industry is a key indicator used in evaluating its results. Upon further consideration of the Staff’s comment, the Company intends to enhance the information it collects and analyzes, so that it can provide quantitative information in future filings regarding the trends that volume and pricing have on its operating results.

Historically the Company has not accumulated information that would enable it to quantify the extent to which pricing and volume have impacted the trend of revenue changes, but has instead discussed the effects of pricing based on qualitative factors. This was due in large part to the fact that a significant portion of the Company’s revenues are generated from custom-printed products across a large number of customers, orders, markets and manufacturing facilities, which makes it very difficult to isolate and quantify the effect of pricing on these transactions.

* * * * *

If you have any questions, please call Mr. Viret at 203-595-3032 or Mr. Hiltwein at 203-595-3050.

Sincerely,

/s/ Robert G. Burton
Robert G. Burton
Chairman & Chief
Executive Officer

/s/ Mark S. Hiltwein
Mark S. Hiltwein
Executive Vice President &
Chief Financial Officer

/s/ Kenneth P. Viret
Kenneth P. Viret
Senior Vice President &
Controller